

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2020

Glen Leibowitz
Chief Financial Officer
Acreage Holdings, Inc.
66 Madison Avenue, 11th Floor
New York, New York 10017

> **Re: Acreage Holdings, Inc.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed July 21, 2020**
> **File No. 000-56021**

Dear Mr. Leibowitz:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services